VIA EDGAR SUBMISSION

Mr. George K. Schuler and Mr. Karl Hiller

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

May 1, 2023

Re:	Warrior Met Coal Inc.
Form 10-K for the Fiscal Year ended December 31, 2022
Filed February 15, 2023
File No. 001-38061

Dear Mr. Schuler and Mr. Hiller,

This letter is being submitted by Warrior Met Coal, Inc. (the “Company”) in response to the comments set forth in a letter dated April 25, 2023 (the “Follow-Up Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”). References to the “Company,” “Warrior Met,” “we,” “us” and “our” in this letter refer to Warrior Met Coal Inc., unless otherwise indicated.

As you are aware, our Technical Report Summaries (the “TRSs”) were filed as Exhibits 96.1, 96.2, and 96.3 to the 2022 10-K. As discussed in an initial response letter dated April 20, 2023, we plan to file revised TRSs (the “Revised TRSs”), reflecting the comments provided by the Staff in its original letter dated April 6, 2023 (the “Original Letter”) and its Follow-Up Letter as exhibits to an amendment to the 2022 10-K via a Form 10-K/A filing.

For your convenience, we have restated below in bold each comment from the Follow-Up Letter and supplied our responses immediately thereafter.

Following your consideration and acceptance of our responses below, we hereby request a time period of 30 business days from the date we received the Original Letter, until May 18, 2023, to file an amendment to the 2022 10-K filing, inclusive of the Revised TRSs. This will allow us sufficient time to engage our Qualified Person (“QP”) to provide Revised TRSs for inclusion in the Form 10-K/A.

Form 10-K for the Fiscal Year ended December 31, 2022

Exhibits 96.1, 96.2, and 96.3

Section 1 – Executive Summary

1.6 – Mineral Resource, page ES-1

1.

We note your response to prior comment three explaining that for the Blue Creek property the technical report summary includes resources both inclusive and exclusive of reserves, although for Mine No. 4 and Mine No. 7, there are no resources incremental to mineralization quantified as reserves, and therefore the corresponding reports present only resources inclusive of reserves, i.e. reserves and no resources.

Please coordinate with the qualified persons as necessary to include a table in each of the Mine No. 4 and Mine No. 7 reports to clarify that there are no resources exclusive of reserves for these two properties. In addition, please confirm that the qualified persons will include the mine recovery factors and other relevant factors utilized in converting all of the resources to reserves in these reports.

Response 1:

We acknowledge the Staff’s comments and will coordinate with our QP to include a table in each of the Mine No. 4 and Mine No. 7 reports to clarify that there are no resources exclusive of reserves for these two properties. Our QP will include mine recovery assumptions and other relevant modifying factors utilized in converting all of the resources to reserves in the Revised TRSs.

Section 3 – Property Description

3.1 – Location, page ES-3

2.

We note your response to prior comment 5, indicating that you regard the maps provided in Section 1.1 of each technical report summary as sufficiently responsive to the requirements in Item 601(b)(96)(iii)(B)(3)(i) of Regulation S-K. However, we believe that the qualified persons should add coordinate lines with appropriate labels to these maps, or state the coordinates in the accompanying text, using a common coordinate system such as latitude/longitude, UTM coordinates, or Section, Township and Range.

Response 3:

We acknowledge the Staff’s comment and will coordinate with our QP to modify the existing maps you have referenced to include coordinate lines and appropriate labels. Our QP has provided an example location map for inclusion in our Revised TRS for Mine No. 4 as shown below for your review. We note that all of our TRSs and Revised TRSs reference the NAD27 Alabama West coordinate system. This will be clearly stated in our Revised TRSs.

Section 18 – Capital and Operating Costs

18.1 – Capital Cost Estimate, page ES-18

3.

We note your response to prior comment 11 including an example of the table that will be provided in each technical report summary to disclose the annual estimates of capital and operating costs, although the table does not appear to be representative in this regard.

However, certain details that would be responsive are included in the example of the table shown in your response to prior comment 12, regarding estimates of the annual after-tax cash flows used to demonstrate the economic viability of the project or property.

Please provide an example of the table that will include your estimates of annual capital and operating costs, including major line items and totals as requested.

Response 3:

We acknowledge the Staff’s comment. We have coordinated with our QP to develop an updated example table for your review to satisfy the request of the Original Letter’s Item # 11 with regards to annual estimates of capital and operating costs. Our QP will include statements related to the accuracy of the estimates.

Production Rate Total LOM 2027 2028 2029 2030 ROM Tonnes Produced (000) 169,232 6,181 6,743 6,876 6,978 Clean Tonnes Produced (000) 103,824 3,728 4,070 4,143 4,205 Mining Costs (000) $ 3,478,536 $ 116,735 $ 126,004 $ 132,220 $ 133,131 Preparation and Loading (000) $ 792,913 $ 51,359 $ 29,350 $ 30,091 $ 30,449 General & Administrative (000) $ 251,404 $ 8,423 $ 8,755 $ 8,755 $ 8,755 Royalties (000) $ 1,068,212 $ 33,950 $ 40,539 $ 42,392 $ 43,887 Property and Sales Related Taxes (000) $ 90,277 $ 3,083 $ 3,305 $ 3,352 $ 3,393 Capital and Land Expenditures ($000) $1,727,729 $88,317 $23,518 $47,597 $48,507 Total Opex + Capex ($000) $3,930,535 $301,867 $231,471 $264,407 $268,122

Sincerely,

/s/ Dale W. Boyles
Dale W. Boyles
Chief Financial Officer

cc:	Philip Monroe, Vice President – Legal